SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              AMERICAN MEDIA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    02744L100
    ------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |X|      Rule 13d-1(b)

        |_|      Rule 13d-1(c)

        |_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 7 Pages

-------------------
CUSIP No. 02744L100
-------------------




  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Donald A. Yacktman

  2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                             (a)   [ ]
                                                                       (b)   |X|

  3
        SEC USE ONLY

  4
        CITIZENSHIP OR PLACE OF ORGANIZATION

        United States


     NUMBER OF         5           SOLE VOTING POWER
                                   -0-

      SHARES


    BENEFICIALLY       6           SHARED  VOTING POWER
                                   130,000 (see footnote 1)


     OWNED BY


       EACH            7           SOLE DISPOSITIVE POWER
                                   -0-


     REPORTING


      PERSON           8           SHARED  DISPOSITIVE  POWER
                                   1,204,700 (see footnote 1)


       WITH



 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,204,700

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                           [ ]
         Not Applicable

11       PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN ROW (9)
         5.53%  (see footnote 2)

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN


1        Represents shares beneficially owned by Yacktman Asset Management Co.;
the undersigned holds 100% of the outstanding shares of capital stock of Yacktman Asset Management Co.

2        Based upon an aggregate of 21,787,189 shares outstanding at November 9,
1998.


                               Page 2 of 7 Pages

-------------------
CUSIP No. 02744L100
-------------------



   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           The Yacktman Funds, Inc. - 36-3831621

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)                                         (a)   [ ]
                                                                       (b)   |X|

   3       SEC USE ONLY

   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           Maryland


        NUMBER OF         5           SOLE VOTING POWER
                                      996,800

         SHARES


       BENEFICIALLY       6           SHARED VOTING POWER
                                      -0-


        OWNED BY


          EACH            7           SOLE DISPOSITIVE POWER
                                      -0-


        REPORTING


          PERSON          8           SHARED DISPOSITIVE POWER
                                      -0-


           WITH


 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            996,800

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                                [ ]
            Not Applicable

11          PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN ROW (9)
            4.58%  (see footnote 1)

12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IV


1  Based upon an aggregate of 21,787,189 shares outstanding at November 9, 1998.


                               Page 3 of 7 Pages

-------------------
CUSIP No. 02744L100
-------------------



  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Yacktman Asset Management Co. - 36-3780592

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                          (a)   [ ]
                                                                       (b)   [ ]
           N/A

  3        SEC USE ONLY

  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois


         NUMBER OF        5           SOLE VOTING POWER
                                      130,000

          SHARES


        BENEFICIALLY      6           SHARED VOTING POWER
                                      -0-


         OWNED BY


           EACH           7           SOLE DISPOSITIVE POWER
                                      1,204,700

        REPORTING


          PERSON          8           SHARED DISPOSITIVE POWER
                                      -0-


           WITH



 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,204,700

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                                [ ]
            Not Applicable

11          PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN ROW (9)
            5.53%  (see footnote 1)

12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IA


1  Based upon an aggregate of 21,787,189 shares outstanding at November 9, 1998.


                               Page 4 of 7 Pages

-------------------
CUSIP No. 02744L100
-------------------



          This Amendment No. 2 to the undersigned's Schedule 13G, which was originally filed on February 14, 1997 (the "Schedule 13G") with regard to American Media, Inc. (the "Issuer") is being filed to amend Items 4 and 6 of the
Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.


Item 4. Ownership:
        Donald A. Yacktman
        (a)   Amount Beneficially Owned: 1,204,700
        (b)   Percent of Class: 5.53%
        (c)   Number of shares as to which such person has:

              (i)    sole power to vote or to direct the vote:   -0-

              (ii)   shared power to vote or to direct the vote:  130,000

              (iii)  sole power to dispose or to direct the disposition of:  -0-

              (iv)   shared power to dispose or to direct the disposition
                      of:        1,204,700

        The Yacktman Funds, Inc.
        (a)   Amount Beneficially Owned: 996,800
        (b)   Percent of Class: 4.58%
        (c)   Number of shares as to which such person has:

              (i)    sole power to vote or to direct the vote:   996,800

              (ii)   shared power to vote or to direct the vote:    -0-

              (iii)  sole power to dispose or to direct the disposition of:  -0-

              (iv)   shared power to dispose or to direct the disposition
                      of:       -0-

        Yacktman Asset Management Co.
        (a)   Amount Beneficially Owned: 130,000
        (b)   Percent of Class: 5.53%
        (c)   Number of shares as to which such person has:

              (i)    sole power to vote or to direct the vote:      130,000

              (ii)   shared power to vote or to direct the vote:     -0-

              (iii)  sole power to dispose or to direct the disposition
                      of:               1,204,700

              (iv)   shared power to dispose or to direct the disposition
                     of:     -0-


                               Page 5 of 7 Pages

-------------------
CUSIP No. 02744L100
-------------------


Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           All securities reported on this Schedule are owned by investment advisory clients of Yacktman Asset Management Co.
           To its knowledge, no such clients own in excess of 5.0% of the shares of Class A Common Stock.




                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 5, 1999
Date


/s/ Donald A. Yacktman
    Donald A. Yacktman

THE YACKTMAN FUNDS, INC.

By:     /s/ Donald A. Yacktman
            Donald A. Yacktman
            President

YACKTMAN ASSET MANAGEMENT CO.

By:     /s/ Donald A. Yacktman
            Donald A. Yacktman
            President

                               Page 6 of 7 Pages